Exhibit 99.1

AB Volvo

Press information October 24, 2006

Volvo - nine months ended September 30, 2006

•	Net sales increased by 9% to SEK 57,426 M (52,532) in the third quarter

•	Income for the period rose 34% to SEK 3,939 M (2,935) in the third quarter

•	Basic earnings per share rose to SEK 9.70 (7.24) in the third quarter

•	Operating income excluding adjustment of goodwill rose 24% to SEK 4,972 M (4,004) in the third quarter and the operating margin rose to 8.7% (7.6)

•
Increased profitability within Mack Trucks resulted in a reversal of a valuation reserve for deferred tax receivables and an adjustment of goodwill. In total, this had a positive impact of SEK 336 M on income for the period

•	Operating cash flow, excluding Financial Services, in the third quarter was negative in an amount of SEK 0.4 billion (neg. SEK 0.7 billion)

•	Strengthened position in Asia through increased holdings in Nissan Diesel and an agreement to acquire 70% of Lingong, a Chinese manufacturer of wheel loaders

	Third quarter		First nine months
	2006	2005	2006	2005
Net sales, SEK M	57,426	52,532	183,070	165,904
Operating income SEK M 1)	4,972	4,004	16,941	13,891
Goodwill adjustment	(1,712)	-	(1,712)	-
Operating income, SEK M	3,260	4,004	15,229	13,891
Income after financial items, SEK M	3,144	4,015	15,073	13,872
Income for the period, SEK M	3,939	2,935	12,617	10,113
Basic earnings per share, SEK	9.70	7.24	31.07	24.84
Return on shareholders’ equity during most recent 12 month period, %			19.3	19.0
1) Excluding adjustment of goodwill in the subsidiary Mack Trucks in the third quarter of 2006.

As of January 1, 2005 AB Volvo complies with International Financial Reporting Standards (IFRS), previously known as IAS, as adopted by the European Union. In the comments on earnings on pages 1-20 however, Volvo Financial Services is reported in accordance with the equity method. Financial information with Volvo Financial Services reported in accordance with the purchase method as it is stipulated by IFRS begins on page 21.

Aktiebolaget Volvo (publ) 556012-5790	Contacts
Investor Relations, VHQ	Investor Relations:	Christer Johansson +46 31 66 13 34
SE-405 08 Göteborg, Sweden		Joakim Wahlström +46 31 66 11 91
Tel +46 31 66 00 00 Fax +46 31 53 72 96		John Hartwell +1 212 418 7432
www.volvo.com		Noah Weiss +1 212 418 7431

CEO comments - profitability continues to improve

During the third quarter, demand was stronger than expected in Europe and remained high in North America. The Group increased sales 9% and again improved profitability compared with the preceding year. With an operating margin of 9.3% after nine months, we are at an historically record level.

Higher financial targets

Accordingly, it is the Group’s structurally higher profitability that is the basis for the Board’s decision in the third quarter to increase the Group’s financial targets. We retain the target to grow by 10% annually, but increase the operating margin target to more than 7% excluding the customer financing operations, which contribute an additional slightly less than one percentage point, instead of the previous target of 5-7%. Both targets refer to the annual average over a business cycle. The Board also assesses that as a result of more stable earnings combined with a lower risk we can accept a higher debt to equity ratio than previously.

Favorable demand for new products

In the continuing operations, customer financing is developing favorably, with high profitability, and our new products are well-received on the market. As a result of hard work within the Group, Volvo Trucks, Construction Equipment and Volvo Penta have new and competitive product programs. Our new generation of engines, which are ready for the new emissions standards in Europe, have been praised by customers, for high performance as well as good fuel economy.

Renewal of the entire product offering

In Europe, Renault Trucks intensifies work in the fourth quarter with taking out the old products and starting production of the new. At the same time, Volvo Powertrain discontinues the old Renault Truck engine generation and its production system.

In North America, we are preparing for a similar changeover, which will be implemented towards the end of this year and in the first quarter of next year, when the old engines for Volvo’s and Mack’s trucks are phased out and replaced by the new generation. Similar to the truck operations, Buses is launching new products in pace with the rollout of the new engine generation. Volvo Aero is also experiencing an intensive period, with more new project starts at the same time than at any time previously.

After these extensive changes are completed, we foresee an even stronger Group, with a top-modern product program, efficient industrial structure and business areas that capitalize on volumes and skills in joint product architectures.

Pre-buy effects in North America

As a result of the large pre-buy of trucks with the old engines in North America during 2006, we expect sharply lower demand during the first half of 2007. Consequently, we have already begun to prepare for a reduced production capacity in our North American truck plants. We are anticipating that the decline could be as much as 40% during the first half of the year, but due to the uncertainty regarding the second half, we are prepared to increase capacity latter in the year.

Order bookings in Europe remain favorable. We believe that the truck market in Europe in 2007 will remain largely at the same level as in 2006.

For the other business areas, we expect continued favorable demand in both Europe and North America during 2007.

New strategic steps in Asia and continued strong development in Eastern Europe

During the third quarter, we advanced our positions in Asia through additional acquisitions of shares in Nissan Diesel and the agreement to purchase 70% of the Chinese wheel loader manufacturer Lingong, which is pending approval of the Chinese authorities. In addition, Volvo Buses has reached an agreement with the Indian body manufacturer Jaico Automobiles to construct a body plant in India, where Volvo Buses has built a strong brand in recent years.

We can also be pleased by 35% growth during the quarter in Eastern Europe, which similar to Asia is an important element in our long-term growth strategy.

Leif Johansson
President and CEO

Continued sales and earnings improvements

Net sales by market area	Third quarter			First nine months
SEK M	2006	2005	Change	2006	2005	Change
Western Europe	25,200	22,745	11%	83,887	77,307	9%
Eastern Europe	3,366	2,499	35%	10,870	7,690	41%
North America	18,074	16,788	8%	56,303	48,988	15%
South America	3,341	3,008	11%	9,244	7,912	17%
Asia	4,388	4,929	(11%)	13,935	16,180	(14%)
Other markets	3,057	2,563	19%	8,831	7,827	13%
Total	57,426	52,532	9%	183,070	165,904	10%

The Volvo Group’s net sales rose 9% to SEK 57,426 M in the third quarter of 2006, compared with SEK 52,532 M in the third quarter of 2005. Adjusted for currency effects and for the effects of acquired and divested units, net sales increased by 12%.

Trucks’ net sales rose 11% to SEK 38,674 M (34,949), Construction Equipment’s by 22% to SEK 9,473 M (7,778) and Volvo Penta’s net sales were up 2% to SEK 2,385 M (2,333). Volvo Aero’s net sales declined by 4% to SEK 1,910 M (1,997) and Buses’ decreased by 6% to SEK 3,687 M (3,914).

Improved operating income

In the third quarter of 2006, operating income amounted to SEK 3,260 M (4,004) including an adjustment of goodwill that affected operating income negatively by SEK 1,712 M. As a consequence of improved profitability within Mack Trucks a reversal of a valuation reserve for deferred tax receivables was carried out. In accordance with prevailing accounting rules, goodwill was adjusted as a consequence of the reversal. For further information, see Significant events on page 17 and Accounting principles on page 24.

Excluding the adjustment of goodwill, operating income rose by 24% to SEK 4,972 M (4,004), and the operating margin rose to 8.7% (7.6). The higher operating income is the result of increased sales with a favorable product and market mix, good profitability in the customer financing business and tight controls on selling expenses.

The total impact of exchange rate fluctuations affected operating income negatively by approximately SEK 200 M in the third quarter of 2006 compared with the corresponding period in 2005. Operating income was also adversely affected by an inventory write-down in Volvo Aero amounting to SEK 71 M.

Income from investments in associated companies includes a loss of SEK 7 M (-) from Nissan Diesel, which is reported in the Trucks segment.
Detailed comments are provided in the business area sections beginning on page 10.

Net interest income

Net interest income in the third quarter was SEK 67 M, compared with an expense of SEK 88 M in the year-earlier period. The improvement is mainly attributable to increased financial net assets, higher short-term interest rates in Sweden and lower provisions for pension liabilities.

Other financial income and expenses

Other financial income and expenses amounted to an expense of SEK 183 M (income SEK 99 M). During the quarter Other financial income and expenses includes a negative effect of SEK 193 M from the market valuation of derivatives in accordance with IAS 39 (positive SEK 125 M).

Income taxes

In the third quarter, tax expenses were reduced by SEK 2,048 M after the reversal of the valuation reserve for deferred tax receivables in Mack Trucks. Accordingly, the Volvo Group reports a tax income of SEK 795 M. Excluding the reversal, tax expenses relating to both current and deferred tax amounted to SEK 1,253 M (1,080). The tax rate for the quarter was 26% excluding the reversal of the valuation reserve and the adjustment of goodwill (27%). For further information regarding the reversal of the valuation reserve for deferred tax receivables and the adjustment of goodwill, see Significant events on page 17 and Accounting principles on page 24.

Income for the period and earnings per share increased

Income for the period increased to SEK 3,939 M (2,935) in the third quarter. Income for the period includes a positive net effect of SEK 336 M from the reversal of the valuation reserve for deferred tax receivables in Mack Trucks and the adjustment of goodwill.

Basic earnings per share amounted to SEK 9.70 (7.24). Conditional upon all outstanding options being exercised, earnings per share after full dilution amounted to SEK 9.69 (7.23).

Number of employees

On September 30, 2006, the Volvo Group had 82,652 employees, compared with 81,856 at year-end 2005.

Volvo Group Income Statements	Third quarter		First nine months
SEK M	2006	2005	2006	2005
Net sales	57,426	52,532	183,070	165,904
Cost of sales	(44,660)	(40,605)	(141,421)	(129,146)
Gross income	12,766	11,927	41,649	36,758
Research and development expenses	(1,989)	(1,791)	(5,974)	(5,585)
Selling expenses	(4,830)	(4,719)	(14,829)	(13,929)
Administrative expenses	(1,436)	(1,318)	(4,625)	(4,533)
Other operating income and expenses 1)	(1,817)	(543)	(2,930)	(368)
Income from Financial Services 2)	580	484	1,777	1,554
Income from investments in associated companies	(10)	(39)	34	(51)
Income from other investments	(3)	3	128	45
Operating income	3,260	4,004	15,229	13,891
Interest income and similar credits	210	151	643	661
Interest expenses and similar charges	(143)	(239)	(624)	(838)
Other financial income and expenses	(183)	99	(175)	158
Income after financial items	3,144	4,015	15,073	13,872
Income taxes	795	(1,080)	(2,456)	(3,759)
Income for the period*	3,939	2,935	12,617	10,113
* Attributable to:
Equity holders of the parent company	3,925	2,927	12,571	10,073
Minority interests	14	8	46	40
	3,939	2,935	12,617	10,113

Basic earnings per share, SEK	9.70	7.24	31.07	24.84
Diluted earnings per share, SEK	9.69	7.23	31.04	24.80
Number of shares outstanding, million	404.8	404.5	404.8	404.5
Average number of shares during period	404.8	404.5	404.6	405.5
Average diluted number of shares during period	404.9	405.1	405.0	406.1
Number of company shares, held by AB Volvo	20.9	21.2	20.9	21.2
Average number of company shares, held by AB Volvo	20.9	21.2	21.1	28.2
1) The third quarter of 2006 includes adjustment of goodwill in the subsidiary Mack Trucks of SEK 1,712 M. 2) Financial Services reported in accordance with the equity method.

Key operating ratios, Volvo Group	Third quarter		First nine months
%	2006	2005	2006	2005
Gross margin	22.2	22.7	22.8	22.2
Research and development expenses in % of net sales	3.5	3.4	3.3	3.4
Selling expenses in % of net sales	8.4	9.0	8.1	8.4
Administrative expenses in % of net sales	2.5	2.5	2.5	2.7
Operating margin 1)	8.7	7.6	9.3	8.4
Operating margin	5.7	7.6	8.3	8.4
1) Excluding adjustment of goodwill in the subsidiary Mack Trucks in the third quarter of 2006.

Condensed income statement - Financial Services	Third quarter		First nine months
SEK M	2006	2005	2006	2005
Net sales	2,634	1,876	6,832	5,593
Income after financial items	580	484	1,777	1,554
Income taxes	(199)	(109)	(569)	(459)
Income for the period	382	375	1,209	1,095

Key ratios - Financial Services	Sep 30	Dec 31
12-month rolling figures unless otherwise stated	2006	2005
Return on shareholders' equity, %	15.5	15.3
Equity ratio at end of period, %	12.1	11.2
Asset growth, %	5.1	20.0

The Volvo Group’s financial position

Total assets in the Volvo Group amounted to SEK 258.3 billion at September 30, 2006 - up SEK 1.1 billion compared with year-end 2005. Assets increased mainly as a result of higher inventory levels and investments in shares and participations. Currency movements reduced total assets in an amount of SEK 7.4 billion.

During the third quarter, shares and participations increased by SEK 4.0 billion as AB Volvo in September exercised its option to acquire a further 6% of the shares in Nissan Diesel from Nissan Motor for approximately SEK 0.5 billion. In total, AB Volvo now holds 19% of the shares in the company. In addition, AB Volvo has bought all 57.5 million preference shares in Nissan Diesel from Nissan Motor and Japanese banks for a total of approximately SEK 3.5 billion. Combined, these lots correspond to 46.5% of the shares in Nissan Diesel after conversion. In total, shares in associated companies relating to Nissan Diesel amounts to SEK 5.5 billion.

During the third quarter, AB Volvo reversed a valuation reserve for deferred tax receivables in an amount of SEK 2.0 billion. In accordance with prevailing accounting rules, Volvo has adjusted goodwill by SEK 1.7 billion. For further information, see Significant events on page 17 and Accounting principles on page 24.

Shareholders’ equity at September 30, 2006, amounted to SEK 84.8 billion. Changes in shareholders’ equity during the period are specified on page 7. The Group’s net financial assets at the same date, excluding Financial Services, amounted to SEK 15.0 billion, corresponding to 18% of shareholders’ equity. Changes in net financial position are specified on page 6. Total contingent liabilities at September 30, 2006 amounted to SEK 7.4 billion, SEK 0.5 billion lower than at year-end.

Sales to associated companies amounted to SEK 115 M and purchases from associated companies amounted to SEK 216 M during the third quarter. At September 30, 2006 receivables from associated companies amounted to SEK 43 M and liabilities to associated companies totaled SEK 70 M. Sales to Renault SA amounted to SEK 247 M and purchases from Renault SA amounted to SEK 2,438 M. At September 30, 2006 receivables from Renault SA amounted to SEK 92 M and liabilities to Renault SA were SEK 445 M.

Volvo Group Balance Sheets	Volvo Group excl. Financial Services 1)		Financial Services		Volvo Group total

	Sep 30	Dec 31	Sep 30	Dec 31	Sep 30	Dec 31
SEK M	2006	2005	2006	2005	2006	2005
Assets
Intangible assets	19,073	20,348	78	73	19,151	20,421
Property, plant and equipment	31,120	31,330	3,902	3,738	35,022	35,068
Assets under operating leases	11,784	10,260	549	700	19,465	20,839
Shares and participations	17,190	10,357	28	28	6,826	751
Long-term customer finance receivables	680	725	39,150	39,083	31,389	31,184
Long-term interest-bearing receivables	1,873	1,399	59	60	1,536	1,433
Other long-term receivables	8,654	7,242	313	271	8,499	7,026
Inventories	37,063	33,583	370	342	37,433	33,937
Short-term customer finance receivables	639	652	37,972	38,907	33,683	33,282
Short-term interest bearing receivables	4,707	6,292	2	0	1,105	464
Other short-term receivables	36,713	36,750	1,566	1,607	36,543	35,855
Marketable securities	18,500	28,662	20	172	18,520	28,834
Cash and cash equivalents	7,558	7,385	1,631	868	9,122	8,113
Total assets	195,554	194,985	85,640	85,849	258,294	257,207

Shareholders' equity and liabilities
Shareholders' equity 2)	84,764	78,760	10,393	9,634	84,764	78,760
Provisions for post-employment benefits	9,175	11,966	27	20	9,202	11,986
Other provisions	18,217	17,164	1,214	1,264	19,679	18,556
Loans	8,476	13,097	68,867	69,993	71,408	74,885
Other liabilities	74,922	73,998	5,139	4,938	73,241	73,020
Shareholders' equity and liabilities	195,554	194,985	85,640	85,849	258,294	257,207
1) Financial Services reported in accordance with the equity method. 2) Of which, minority interests SEK 284 M (260).

Changes in net financial position, excl. Financial Services
SEK bn	Third quarter		First nine months
Beginning of period		17.9		18.7
Cash flow from operating activities excluding Financial Services	1.5		11.9
Investments in fixed assets, net	(1.9)		(6.7)
Operating cash-flow, excluding Financial Services		(0.4)		5.2
Investments and divestments of shares, net		(4.3)		(5.8)
Acquired and divested operations, net		0.1		0.4
Change in provision for post-employment benefits		1.3		1.8
Dividend paid to AB Volvo shareholders		-		(6.8)
Currency effect		0.3		0.9
Other		0.1		0.6
Total change		(2.9)		(3.7)
Net financial position at end of period		15.0		15.0

Changes in shareholders' equity	First nine months
SEK bn	2006	2005
Total equity at beginning of period	78.8	70.2
Shareholders' equity attributable to equity holders of the parent company at beginning of period	78.5	70.0
Impact from new accounting principles	-	0.3
Translation differences	(1.2)	3.1
Translation differences on hedge instruments of net investments in foreign operations	0.0	(0.2)
Available-for-sale investments	0.3	0.1
Cash flow hedges	1.0	(1.5)
Net income recognized directly in equity	0.1	1.5
Income for the period	12.6	10.1
Total recognized income and expense for the period	12.7	11.6
Dividend to Volvo's shareholders	(6.8)	(5.1)
Repurchase own shares	-	(1.8)
Share-based payments	0.1	0.0
Other changes	0.0	0.0
Shareholders' equity attributable to equity holders of the parent company at end of period	84.5	75.0
Minority interests at beginning of period	0.3	0.2
Translation differences	0.0	0.0
Net income recognized directly in equity	0.0	0.0
Income for the period	0.0	0.0
Total recognized income and expense for the period	0.0	0.0
Cash dividend	0.0	0.0
Other changes	0.0	0.0
Minority interests at end of period	0.3	0.2
Total equity at end of period	84.8	75.2

Key ratios	Sep 30	Dec 31
12-month rolling figures unless otherwise stated	2006	2005
Basic earnings per share, SEK	38.55	32.21
Shareholders' equity, excluding minority interests, per share, at end of period, SEK	209	194
Return on operating capital excluding Financial Services, %	34.0	33.7
Return on shareholders' equity, %	19.4	17.8
Net financial position at end of period, SEK billion	15.0	18.7
Net financial position at end of period as percentage of shareholders' equity	17.7	23.7
Shareholders' equity at end of period as percentage of total assets	32.8	30.6
Shareholders' equity as percentage of total assets, excluding Financial Services	43.3	40.4

Operating cash flow improved

In the third quarter of 2006, operating cash flow, excluding Financial Services, amounted to a negative SEK 0.4 billion (neg: SEK 0.7 billion). Working capital increased by SEK 4.1 billion in the third quarter, compared with an increase of SEK 2.9 billion a year earlier, partly as a consequence of transfers to pension plans as stated below.

The third quarter 2006 includes transfers to pension plans amounting to SEK 1.3 billion. During the first three quarters of 2006 the transfers amounted to SEK 1.8 billion. In the third quarter of 2005, the transfers to pension plans amounted to SEK 1.5 billion.

Cash-flow statement	Third quarter		First nine months
SEK bn	2006	2005	2006	2005
Operating activities
Operating income 1)	2.6	3.5	13.4	12.3
Depreciation and amortization	3.8	1.8	7.7	5.2
Other non-cash items	0.2	0.1	0.4	(0.1)
Change in working capital	(4.1)	(2.9)	(6.9)	(9.3)
Financial items and income taxes paid	(1.0)	(1.0)	(2.7)	(1.0)
Cash flow from operating activities	1.5	1.5	11.9	7.1

Investing activities
Investments in fixed assets	(2.0)	(2.3)	(6.9)	(6.5)
Investment in leasing vehicles	(0.2)	(0.1)	(0.4)	(0.2)
Disposals of fixed assets and leasing vehicles	0.3	0.2	0.6	0.6
Operating cash flow excl Financial Services	(0.4)	(0.7)	5.2	1.0

Operating cash flow, Financial Services	1.7	0.5	(0.5)	(1.4)

Operating cash flow, Eliminations	(0.1)	(0.2)	(0.3)	(0.7)

Operating cash flow, Volvo Group total	1.2	(0.4)	4.4	(1.1)

Investments and divestments of shares, net	(4.3)	(0.1)	(5.8)	0.2
Acquired and divested operations, net	0.2	0.1	0.4	0.3
Interest-bearing receivables incl. marketable securities, net	4.3	1.2	9.7	3.6
Cash flow after net investments	1.4	0.8	8.7	3.0

Financing activities
Change in loans, net	(1.7)	0.5	(0.6)	2.9
Dividend to AB Volvo shareholders	-	-	(6.8)	(5.1)
Repurchase of own shares	-	-	-	(1.8)
Other	0.0	0.0	0.0	0.0
Change in cash and cash equivalents excl. translation differences	(0.3)	1.3	1.3	(1.0)
Translation difference on cash and cash equivalents	0.2	0.0	(0.3)	1.0
Change in cash and cash equivalents	(0.1)	1.3	1.0	0.0
1) Excluding Financial Services.

Financial review by business area

Net sales	Third quarter		First nine months
SEK M	2006	2005	2006	2005	Change	12 month rolling values	Jan-Dec 2005
Trucks	38,674	34,949	122,595	111,955	10%	166,036	155,396
Buses	3,687	3,914	12,380	11,329	9%	17,640	16,589
Construction Equipment	9,473	7,778	29,811	24,515	22%	40,112	34,816
Volvo Penta	2,385	2,333	7,949	7,348	8%	10,377	9,776
Volvo Aero	1,910	1,997	5,972	5,428	10%	8,082	7,538
Other units and eliminations	1,297	1,561	4,363	5,329	-18%	6,110	7,076
Net sales	57,426	52,532	183,070	165,904	10%	248,357	231,191

Operating income	Third quarter		First nine months
SEKM	2006	2005	2006	2005	Change	12 month rolling values	Jan-Dec 2005
Trucks 1)	3,303	2,496	10,871	8,975	21%	13,613	11,717
Buses	132	144	442	336	32%	576	470
Construction Equipment	828	521	2,896	2,016	44%	3,632	2,752
Volvo Penta	233	230	802	738	9%	1,007	943
Volvo Aero	139	239	495	617	(20%)	714	836
Financial Services	580	484	1,777	1,554	14%	2,256	2,033
Other units and eliminations	(243)	(110)	(342)	(345)	-	(595)	(598)
Operating income 1)	4,972	4,004	16,941	13,891	22%	21,203	18,153
Goodwill adjustment in segment Trucks	(1,712)	-	(1,712)	-	-	(1,712)	-
Operating income	3,260	4,004	15,229	13,891	10%	19,491	18,153
1) Excluding adjustment of goodwill in the subsidiary Mack Trucks in the third quarter of 2006. Trucks’ operating income amounted to SEK 1,591 M including the adjustment.

Operating margin	Third quarter		First nine months		12 month	Jan-Dec
%	2006	2005	2006	2005	rolling values	2005
Trucks 1)	8.5	7.1	8.9	8	8.2	7.5
Buses	3.6	3.7	3.6	3	3.3	2.8
Construction Equipment	8.7	6.7	9.7	8.2	9.1	7.9
Volvo Penta	9.8	9.9	10.1	10	9.7	9.6
Volvo Aero	7.3	12	8.3	11.4	8.8	11.1
Operating margin incl. Financial Services 1)	8.7	7.6	9.3	8.4	8.5	7.9
Operating margin incl. Financial Services	5.7	7.6	8.3	8.4	7.8	7.9
1) Excluding adjustment of goodwill in the subsidiary Mack Trucks in the third quarter of 2006. Trucks’ operating margin was 4.1% including the adjustment.

Trucks - increased sales and improved earnings

•	Continued high rate of truck deliveries
•	New trucks well-received by customers
•	Production changeovers and adjustments to lower demand in North America

Net sales by market area	Third quarter			First nine months
SEK M	2006	2005	Change	2006	2005	Change
Europe	19,462	16,677	17%	64,702	57,127	13%
North America	12,499	11,688	7%	38,508	33,546	15%
South America	2,471	2,065	20%	6,678	5,501	21%
Asia	2,035	2,567	(21%)	6,145	10,068	(39%)
Other markets	2,207	1,952	13%	6,562	5,713	15%
Total	38,674	34,949	11%	122,595	111,955	10%

Growing market for heavy trucks

In the first nine months of 2006, total sales of heavy trucks (Class 8) in North America increased by 13% to 257,300 trucks compared with 227,367 the year-earlier period, mainly as an effect of customers choosing to buy trucks ahead of the new emission standards coming into effect January 1, 2007 but also favorable economic growth.

In Europe the total number of registrations as of August increased by 6% to 193,394 heavy trucks (182,983). Registrations increased in the major markets. As of September, registrations increased by 7% in the UK and by 3% in France. Through August, they increased by 15% in Germany and by 1% in Spain. The markets in Eastern Europe continued to develop strongly. As of August, registrations in Poland rose 69%, in the Czech Republic by 14%, in Slovakia by 39% and in Hungary by 11%. Continued favorable economic development in Europe is driving the demand for transports and transport capacity.

The Brazilian market declined by 17% to 29,414 trucks (35,276) through September. The Japanese market grew by 3% to 39,396 trucks (38,159) as of September. As of August, the Indian market grew 34% to 125,126 trucks (93,213). As of August the Chinese market for trucks over 14 tons increased by 14% to 195,251 trucks (171,292)

The total European market is forecast to reach approximately 290,000 heavy trucks in 2006, compared with the previous forecast of 280,000-290,000 new trucks. For 2007, the European market is expected to be on more or less on the same level as 2006.

In North America the total market is expected to amount to approximately 340,000 heavy trucks during 2006. The previous forecast was a market of 330,000-340,000 heavy trucks. For 2007 demand is expected to decrease substantially during the first half of the year as a consequence of the pre-buys during 2006. Demand during the second half of 2007 will be affected by the demand for transports and the activity in the North American economy. Combined, this makes it difficult to forecast the second half of the year.

Order bookings affected by pre-buys

Order bookings per market	Third quarter			First nine months
Number of trucks	2006	2005	Change	2006	2005	Change
Europe	22,059	23,509	(6%)	96,151	76,507	26%
North America	6,751	16,136	(58%)	38,070	54,076	(30%)
South America	2,710	2,833	(4%)	8,655	8,050	8%
Asia	3,033	4,080	(26%)	10,649	20,588	(48%)
Other markets	3,297	2,159	53%	8,787	7,222	22%
Total	37,850	48,717	(22%)	162,312	166,443	(2%)

During the third quarter, the truck operations’ total order bookings declined by 22% to 37,850 trucks (48,717). As expected, the decline was substantial in North America, since customers to a large extent have yet to start buying trucks that meet the new emission standards taking effect on January 1, 2007. In Europe, on the other hand order bookings are favorable for trucks with the new Euro 4 engines. Order bookings for heavy and medium-heavy trucks were at unchanged levels, while order bookings for light trucks declined, among other things as a consequence of some models not being available for sale with Euro 4 engines.

Increased deliveries

Deliveries per market	Third quarter			First nine months
Number of trucks	2006	2005	Change	2006	2005	Change
Europe	23,316	19,923	17%	84,059	73,799	14%
North America	17,248	15,821	9%	52,827	48,265	9%
South America	3,295	2,899	14%	8,783	8,365	5%
Asia	2,431	4,556	(47%)	8,227	19,079	(57%)
Other markets	2,304	1,867	23%	7,246	6,318	15%
Total	48,594	45,066	8%	161,142	155,826	3%

The truck operations’ rate of delivery continued at a high level during the third quarter and capacity utilization in the production plants remained on a high level in general.

In total 48,594 trucks were delivered during the third quarter of 2006, compared with 45,066 trucks in the year-earlier period. Deliveries increased on all markets with the exception of Asia, where the decline is explained by sharply reduced deliveries in the Middle East. Some component shortages affected deliveries for Mack Trucks in North America at the end of the third quarter.

Increased sales and improved operating income

During the third quarter, the truck operations’ net sales increased by 11% to SEK 38,674 M (34,949), as an effect of continued favorable demand in Europe and a high rate of delivery in North and South America, which offset a decline in the Middle East. Adjusted for currency movements, net sales rose 13%.

Operating income, excluding an adjustment of goodwill in Mack Trucks, in the third quarter increased by 32% to SEK 3,303 M (2,496) and the operating margin improved to 8.5% (7.1). Profitability increased as an effect of higher sales, favorable product and market mix, good profitability development in the dealer business and an efficiency improvement in sales and administration. Including the adjustment of SEK 1,712 M, Trucks’ operating income amounted to SEK 1,591 M and the operating margin to 4.1%.

Extensive product and production changeovers

The changeover to Euro 4 versions of the 11-liter and 13-liter engines has proceeded well with high product quality. The engines have been very well received by customers, who have noted their high performance as well as their low fuel consumption. The phasing out of Renault Trucks former engines, which have been produced in the old plant in Venissieux, commenced during the third quarter. The phase out will be completed towards the end of the fourth quarter.

Renault Trucks is currently undergoing a very extensive product renewal, which has affected productivity during the third quarter. In the Bourg-en-Bresse plant there are 25 production start-ups under way. The start-ups relate to Renault Kerax, Renault Premium Lander, the 13 liter Renault Magnum and Renault Premium Route, all with Euro 4 engines. At the same time, the ramp up in the production of Renault Midlum at the plant in Blainville is ongoing. At the plant the production of cabs for Volvo Trucks’ medium-heavy truck range also started during the third quarter. The phase-out of production of the former Renault Kerax at the Villaverde plant started during the third quarter. The phasing out of the truck production at Villaverde will be completed during the fourth quarter.

During the third quarter, Volvo Trucks announced that the wholly-owned dealer network in Germany will cooperate with Nissan Motors. The cooperation concerns the distribution of three of Nissan’s models, primarily within light commercial vehicles through Volvo Trucks’ dealer network in Germany.

In North America, Mack Trucks and Volvo Trucks have both filed for all necessary certifications under EPA regulations for their new US’07 compliant engine ranges. Serial production of the new generation of engines began in the third quarter. Initial customer reactions have been positive, especially in terms of fuel economy. Preparations are intensive ahead of the large changeover of production that will take place later this year and early in 2007, with the phasing out of the old engines for Mack and Volvo Trucks in concert with the production changeover in the engine plant in Hagerstown.

During the quarter, Volvo Trucks launched the Volvo I-Shift automated manual transmission to dealers and customers in North America. The I-Shift was positively received and will be available for sale in the middle of 2007. Also during the quarter, the new Volvo VN 730 and Volvo VT 830 mid-roof tractors entered production.

Against the backdrop of the fact that the demand on North American market is expected to decline sharply in the beginning of 2007, production capacity will be aligned with a considerably lower demand, starting in the first quarter of 2007.

Buses - lower sales with sustained operating margin

•	Lower deliveries
•	New coach range launched
•	New joint-venture for body production in India

Net sales by market area	Third quarter			First nine months
SEK M	2006	2005	Change	2006	2005	Change
Europe	1,539	1,712	(10%)	5,280	5,323	(1%)
North America	1,124	957	17%	3,571	3,001	19%
South America	381	581	(34%)	1,258	1,245	1%
Asia	425	466	(9%)	1,616	1,065	52%
Other markets	218	198	10%	655	695	(6%)
Total	3,687	3,914	(6%)	12,380	11,329	9%

Stable market

The global bus market remains at a stable and high level, with an element of slowing in certain markets. Registrations in Europe increased during the first half of the year, due partly to the effect of customers purchasing buses prior to October 1, when the new, more restrictive emissions legislation becomes effective. After this, the rate of increase slowed. In North America, the coach market is developing well and is also stimulated by operators pre-buying buses before new emissions standards become effective in January 2007. The market remained strong in South America, with the exception of Brazil. The Asian market continues to develop positively.

Increased order bookings but fewer deliveries

Order bookings during the third quarter amounted to 2,374 buses, compared with 2,120 buses in the year-earlier period, an increase of 12%. The order backlog at the end of the third quarter totaled 5,133 buses, compared with 4,301 buses in the preceding year (+19%).

During the third quarter, 2,183 buses were delivered, compared with 2,358 buses in the corresponding period in the preceding year, down 7%. The slowdown is primarily explained by the large delivery of 1,779 buses to Santiago, Chile in 2005.

Lower earnings with sustained operating margin

Net sales in the third quarter amounted to SEK 3,687 M, a decline of 6%, compared with SEK 3,914 M in the preceding year. Adjusted for changes in currency rates, net sales declined by 4%.

Operating income declined to SEK 132 M, compared with SEK 144 M a year earlier. Operating margin was sustained at 3.6% (3.7), despite significantly lower deliveries. The main explanations for the lower volumes are fewer deliveries in South America and delivery disruptions in the European production plants in conjunction with the changeover to a new product range.

Efficiency enhancement efforts continue - new coaches launched

Volvo Buses’ efficiency enhancement program continues undiminished in all regions. The new engine generation that meets Euro 4/5 standards is in production and being launched during the autumn. This work has continued high priority.

In September, Volvo Buses launched new coaches, the 9700, 9900 and B9R for the European market. The buses were very well received. Volvo Buses also launched a new Euro 3 engine in China.

During the quarter, Volvo Buses announced an agreement with Jaico Automobiles to establish a joint company in India to manufacture bus bodies built on Volvo Buses’ body technology. With an ownership interest of 70%, Volvo Buses will be the majority owner in the new company, which plans to build a plant with a capacity of 1,000 bus bodies per year.

During the quarter, Volvo Buses received a substantial order for 499 buses to Santiago. Production will begin in 2007 for delivery in 2008. The buses are a follow-on to the order for 1,779 buses delivered in 2005.

Construction Equipment - sharp increase in sales and earnings

•	Sales rose 22%
•	Operating income increased 59%
•	Order book value up 46%

Net sales by market area	Third quarter			First nine months
SEK M	2006	2005	Change	2006	2005	Change
Europe	4,359	3,316	31%	13,491	10,987	23%
North America	2,690	2,346	15%	9,078	7,606	19%
South America	387	291	33%	988	895	10%
Asia	1,513	1,444	5%	4,907	3,812	29%
Other markets	524	381	38%	1,347	1,215	11%
Total	9,473	7,778	22%	29,811	24,515	22%

Total world market up 5%

The total world market for heavy and compact construction equipment increased by 5% during the third quarter compared to the same period the preceding year. In North America the market was down 6%. Europe grew by 11% and Other markets was up 10%. The Asian market was up 10%, strongly driven by China with a growth of 29%.

Total market development in the third quarter, unit sales in %	Europe	North America	Asia	Other markets	Total
Heavy equipment	12	(1)	11	14	8
Compact equipment	11	(8)	10	7	3
Total	11	(6)	10	10	5

Over all market conditions for the rest of 2006 are expected to remain favorable. The softer North American market, driven by lower housing starts, is expected to be marginally down, with a decrease of up to 5% compared with the preceding year. This is balanced by a strong European market, where the French and the German markets are developing well. The European market is expected to grow around 10% the full year 2006 and Asia and Other markets 15% for the full-year 2006.

Continued strong order book

The value of the order book on September 30 was 46% higher compared with the same date in the preceding year.

Sharp increase in sales and operating income

Net sales for Construction Equipment increased during the third quarter by 22% to SEK 9,473 M (7,778). Adjusted for currency movements, net sales rose 26%.

Operating income during the period was up by 59% to SEK 828 M (521) and the operating margin increased to 8.7% (6.7). The improved performance is mainly due to higher volumes, a favorable product- and geographical mix and high capacity utilization combined with a good environment for price realizations.

Considerable investments in China

On September 27, Volvo CE signed an agreement to make an equity investment of 70% in Shandong Lingong Construction Machinery Co. Lingong is a major Chinese construction equipment manufacturer with a comprehensive network of 170 dealers throughout China. China is the second-largest market in the world for construction equipment in general and the largest for wheel loaders. The Chinese market is expected to grow and Volvo CE intends to actively participate in this growth. Since Lingong was founded in 1972, the company has established itself as one of the leading players in this competitive market, reaching a market share of 11% for wheel loaders. Lingong is technically advanced and has very modern production facilities. The investment is subject to regulatory approval.

Volvo Penta - maintains a high operating margin

•	Continued sales increase
•	Strong order bookings
•	Strong development for Volvo Penta IPS

Net sales by market area	Third quarter			First nine months
SEK M	2006	2005	Change	2006	2005	Change
Europe	1,279	1,114	15%	4,411	3,793	16%
North America	683	726	(6%)	2,224	2,204	1%
South America	43	51	(16%)	151	153	(1%)
Asia	313	382	(18%)	975	1,042	(6%)
Other markets	67	60	12%	188	156	21%
Total	2,385	2,333	2%	7,949	7,348	8%

Strong development in Europe, slowdown in North America

During the third quarter, demand for smaller boats and diesel-powered gensets continued to be strong in Europe and as a consequence the positive development for marine and industrial engines continued.

The total market for marine engines in North America weakened. In Asia the total market for industrial engines continued to be weak, mainly as an effect of lower demand for diesel-powered gensets in China.

Strengthened positions with Volvo Penta IPS

At September 30, the total order book was 27% higher than at the same date a year earlier.

Volvo Penta has captured market shares among independent boat builders in Europe as well as North America and also strengthened its global market share in industrial engines. The positive development for Volvo Penta IPS has continued and contributed to strengthened positions in the inboard segment.

Continued sales increase

Net sales during the third quarter amounted to SEK 2,385 M (2,333), which is an increase of 2% compared to the year-earlier period. Adjusted for currency effects, net sales increased by 7%. Sales were distributed among the three business segments as follows: Marine Leisure SEK 1,464 M (1,379), Marine Commercial SEK 272 M (291) and Industrial SEK 649 M (664).

Operating income amounted to SEK 233 M (230) and operating margin to 9.8% (9.9). Sales and income were affected by delivery disruptions caused by capacity shortages at suppliers and a weaker-than-expected market in the US in July and August.

More Volvo Penta IPS applications

Until now, Volvo Penta IPS has only been available as a twin installation but starting this autumn three or four engines can be installed in the same boat. Consequently, Volvo Penta IPS will be available for larger boats, from 50 feet up to around 75 feet.

Volvo Penta IPS is currently available in some 100 boat models from the world’s largest boat builders, and more new boats have been launched at this autumn’s boat shows. Sales were boosted by the new joystick, which during the autumn was launched for boats equipped with Volvo Penta IPS.

Volvo Aero - lower profitability in the third quarter

•	World air travel continues to grow
•	Airbus and Boeing order books corresponds to approximately five years production
•	Continued strong performance in the component business

Net sales by market area	Third quarter			First nine months
SEK M	2006	2005	Change	2006	2005	Change
Europe	786	814	(3%)	2,699	2,502	8%
North America	968	1,064	(9%)	2,778	2,575	8%
South America	37	31	19%	142	119	19%
Asia	101	67	51%	285	186	53%
Other markets	18	21	(14%)	68	46	48%
Total	1,910	1,997	(4%)	5,972	5,428	10%

Air traffic continues to grow

World airline passenger traffic increased by 3% in August, and the cumulative rate of growth was 4.5% in the first eight months of this year. Europe and the Asia-Pacific region reported stable rates of traffic growth during the month of August.

Aircraft orders continued to be stable in the first three quarters of this year. The order book of nearly 4,300 aircraft corresponds to approximately five years of production at current rates. Airbus and Boeing delivered 615 large commercial aircraft in the first three quarters of this year, up 26% compared with the year-earlier period.

Airbus announced further delays in the A380 production schedule and suppliers are adjusting their delivery plans. The delay is expected to only have a small impact on Volvo Aero, which will substitute production for the A380 with the manufacture of other components.

Profitability affected by start-ups and write-offs

During the third quarter, Volvo Aero’s net sales declined by 4% to SEK 1,910 M (1,997), which was primarily attributable to lower sales within the aftermarket and the military business. This was partly offset by increased sales within commercial engine components. Adjusted for currency fluctuations, sales were on the same level as in the year-earlier period.

Operating income was SEK 139 M, compared with SEK 239 M in the year-earlier period, which corresponds to an operating margin of 7.3% (12.0%). The profitability in the aftermarket business is still unsatisfactory and was negatively affected by inventory write-offs (SEK 71 M) in the quarter.

The performance in the components business continued to be strong with higher manufacturing and sales volumes for new spare parts. This positive development was partly offset by a negative impact from start-up activities of new products, activities that had an adverse effect on the utilization of the production facilities.

Agreement with Pratt & Whitney for aircraft engines of the future

Volvo Aero has entered into a strategic cooperation agreement with the US engine manufacturer Pratt & Whitney to demonstrate new technology for the aircraft engine of the future. The intention is that the new technology will be used in the next generation of medium-class (single-aisle) aircraft, which will replace today’s Boeing 737 and the Airbus A320. The new cooperation is a first strategic step toward positioning Volvo Aero for the future in this important market segment.

Financial Services - strong third quarter

•	Strong returns and profitability
•	Good portfolio quality
•	China operation started

New financing and penetration	New financing, SEK M		Penetration, %
by business area	Third quarter		Third quarter
	2006	2005	2006	2005
Volvo Trucks	3,807	3,889	22	29
Renault Trucks	1,222	1,122	17	17
Mack Trucks	663	790	10	13
Buses	233	212	10	10
Construction Equipment	1,849	1,851	30	36
Other	24	5	-	-
Total	7,797	7,869	20	23

New financing volume remains strong

Total new financing volume in the third quarter of 2006 amounted to SEK 7.8 billion (7.9). In total, 9,087 units (9,298) were financed during the quarter, resulting in an average financing per contract of SEK 0.86 M (0.85).

In the markets in which financing is offered, the average penetration rate in the third quarter was 20% (23). The high level of liquidity and competition throughout the world continues to impact penetration levels.

Stable portfolio growth

Total assets at September 30, 2006 amounted to SEK 86 billion (81). Of the total assets, SEK 78 billion was attributable to the credit portfolio (75). Adjusted for exchange-rate movements, the credit portfolio grew by 6.7% (11.1). Volvo Trucks accounts for 47% of the credit portfolio, Construction Equipment for 23%, Renault Trucks for 15%, Mack Trucks for 9% and Buses for 5%. The remaining 1% is mainly attributable to Volvo Aero and Volvo Penta.

Solid operating results and portfolio quality

Operating income in the third quarter amounted to SEK 580 M (484). Return on shareholders’ equity for the rolling 12 months was 15.5% (15.4). The equity ratio at the end of the third quarter was 12.1% (12.1).

Write-offs in the third quarter amounted to SEK 51 M (63). The annualized write-off ratio through September 30, 2006, was 0.31% (0.38). At September 30, 2006, the total credit reserves were 2.02% of the credit portfolio (2.23).

The portfolio continues to perform well with write-offs, delinquencies, repossessions and inventory of vehicles remaining at low levels.

Business activities

In China, VFS has completed the application process and commenced financing operations, with the company’s first retail finance contracts executed in September.

VFS is very much focused on ensuring that risk management disciplines in this part of the cycle are maintained and further improved.

When it comes to operational excellence, customer surveys show that VFS has consistently improved in areas critical to overall satisfaction, demonstrating a high retention rate in the portfolio and a strong customer loyalty to Volvo Group product purchases.

Significant events

Volvo Board decided on new financial targets

AB Volvo’s Board of Directors has decided to adopt new financial targets for the company. The decision is based on the Board’s assessment that Volvo today has a structurally higher profitability, stronger cash flow and a different risk profile. The Board focuses on three external financial targets covering growth, operating margin and capital structure. The Board takes a positive view of opportunities to increase the return of funds to shareholders at the next Annual General Meeting. However, the Board of Directors wants to consider possible acquisitions before taking a definitive position.

The previous financial targets were set in 1995 when the Volvo Group was a different company than today and, accordingly, during the year the Board has evaluated the Group’s long-term earnings capacity with the aim of establishing targets that reflect today’s Volvo. The previous target for operating margin was 5-7% over a business cycle, including the operations within Volvo Financial Services. The new target for operating margin is more than 7% over a business cycle and includes all operations within the Group except Volvo Financial Services, which currently contributes approximately another 1 percentage point. The restricting ratio for net debt to equity has also been increased from 30% of shareholders equity to 40% of shareholders equity. With regard to the Group’s growth target, the Board has chosen to retain the target of an annual growth of at least 10%.

AB Volvo increased its holding in Nissan Diesel

AB Volvo has exercised its option to purchase an additional 6% of the shares in Nissan Diesel from Nissan Motor for approximately SEK 500 M. AB Volvo now owns a total of 19% of the shares in the Japanese truck manufacturer. In addition, AB Volvo has acquired all 57.5 million preference shares in Nissan Diesel from Nissan Motor and Japanese banks for a total of SEK 3.5 billion. The preference shares that Volvo has acquired may during the period 2008-2014 be converted to shares in installments. It is the intention of Volvo to convert the preference shares. After full conversion the preference shares will represent 165.1 million shares that combined with the current holding of 19% will correspond to 46.5% of the votes and capital in Nissan Diesel. Already on April 1, 2008, Volvo’s ownership may amount to 41.9% after full conversion. The purchase of preference shares and their conversion will not require AB Volvo to make a compulsory offer for the remaining shares. Volvo’s total purchase consideration for 46.5% of the shares and votes in Nissan Diesel amounts to approximately SEK 5.5 billion.

Volvo plans bus body cooperation in India

Volvo Bus Corporation and the Indian company Jaico Automobiles have reached an agreement to start a joint company in India for production of bus bodies based on Volvo Buses’ body technology. Volvo Buses will be the majority owner with a 70% stake in the new company, which plans to build a new plant with a capacity of 1,000 bus bodies per year. The bus bodies will primarily be used for Volvo buses and coaches in the Indian market, but the new company will also investigate possibilities to export buses to other Volvo markets. Jaico Automobiles is a company in the Azad Group, which carries out body building production in Bangalore and Jaipur.

Volvo Construction Equipment invests in China

Volvo Construction Equipment (Volvo CE) has signed an agreement to make an equity investment of 70% in Shandong Lingong Construction Machinery Co. China is the world’s largest market for wheel loaders. The total market for 2005 was approximately 110,000 units. Lingong is the fourth largest producer of wheel loaders in China with a comprehensive dealer network throughout the country. In addition to 16 different models of wheel loaders, Lingong also has a smaller range of backhoe loaders, road rollers and excavators. Lingong has around 1,800 employees and in 2005 posted sales of USD 250 M. The investment is subject to regulatory approval.

Reversal of reserve for tax receivables yields positive earnings effect

AB Volvo has decided to reverse a valuation reserve for deferred tax receivables in the Mack Trucks subsidiary. The decision is based on the fact that Volvo assesses that the company has a long-term higher profitability. Reporting of the deferred tax receivables reduces tax expenses in the income statement in the third quarter by SEK 2,048 M. In accordance with prevailing accounting rules, Volvo is adjusting goodwill by SEK 1,712 M, which affects operating income adversely. The combined earnings effect for the third quarter was a positive SEK 336 M. For further information, see Accounting Principles on page 24.

Significant events earlier in the year
•	Volvo became major shareholder in Nissan Diesel
•	Renault Trucks signed agreement in principle with Nissan Motors concerning new light truck
•	Volvo Group premiered hybrid technology for heavy vehicles
•	Volvo Trucks launched new models for the North American market
•	Annual General Meeting of AB Volvo
•	Volvo Trucks broadens its business with new, cleaner trucks for distribution
•	Launch of new versions of Renault Midlum and Renault Premium Distribution
•	World premiere for new Volvo 7700 city bus
•	Frame agreement between Renault Trucks and the GAZ Group

For further information regarding previously reported significant events, please refer to Volvo Group’s reports on the first three months and the first six months of 2006. Information is also available at www.volvo.com.

Quarterly figures

Volvo Group
SEK M unless otherwise specified	3/2005	4/2005	1/2006	2/2006	3/2006
Net sales	52,532	65,287	60,172	65,472	57,426
Cost of sales	(40,605)	(51,677)	(46,296)	(50,465)	(44,660)
Gross income	11,927	13,610	13,876	15,007	12,766
Research and development expenses	(1,791)	(1,972)	(1,951)	(2,034)	(1,989)
Selling expenses	(4,719)	(5,687)	(4,940)	(5,059)	(4,830)
Administrative expenses	(1,318)	(1,614)	(1,627)	(1,562)	(1,436)
Other operating income and expenses 1)	(543)	(30)	(621)	(492)	(1,817)
Income from Financial Services 2)	484	479	571	626	580
Income from investments in associated companies	(39)	(517)	32	12	(10)
Income from other investments	3	(8)	90	41	(3)
Operating income	4,004	4,261	5,430	6,539	3,260
Interest income and similar credits	151	155	211	222	210
Interest expenses and similar charges	(239)	(296)	(236)	(245)	(143)
Other financial income and expenses	99	23	67	(59)	(183)
Income after financial items	4,015	4,143	5,472	6,457	3,144
Income taxes	(1,080)	(1,149)	(1,474)	(1,777)	795
Income for the period*	2,935	2,994	3,998	4,680	3,939
* Attributable to
Equity holders of AB Volvo	2,927	2,980	3,981	4,665	3,925
Minority interests	8	14	17	15	14
	2,935	2,994	3,998	4,680	3,939

Depreciation and amortization included above	3/2005	4/2005	1/2006	2/2006	3/2006
Industrial and Commercial 1)	1,694	1,984	1,757	1,800	3,625
Financial Services	100	56	111	90	16
Classification Group versus segment Financial Services	673	644	653	623	639
Total	2,467	2,684	2,521	2,513	4,280

Earnings per share, SEK 3)	7.24	7.37	9.84	11.53	9.70
Number of shares outstanding, million	404.5	404.5	404.5	404.7	404.8
Average number of shares during period, million	404.4	404.5	404.5	404.6	404.8
Number of company shares, held by AB Volvo	21.2	21.2	21.2	20.9	20.9
1) The third quarter of 2006 includes adjustment of goodwill in the subsidiary Mack Trucks of SEK 1,712 M.
2) Financial Services reported according to equity method.
3) Income per share is calculated as Income for the period (excl. minority interests) divided by the weighted average number of shares outstanding during the period.

Key operating ratios
%	3/2005	4/2005	1/2006	2/2006	3/2006
Gross margin	22.7	20.8	23.1	22.9	22.2
Research and development expenses in % of net sales	3.4	3.0	3.2	3.1	3.5
Selling expenses in % of net sales	9.0	8.7	8.2	7.7	8.4
Administrative expenses in % of net sales	2.5	2.5	2.7	2.4	2.5
Operating margin 1)	7.6	6.5	9.0	10.0	5.7
1) The third quarter of 2006 includes adjustment of goodwill in the subsidiary Mack Trucks of SEK 1,712 M.

Net sales
SEK M	3/2005	4/2005	1/2006	2/2006	3/2006
Trucks	34,949	43,441	40,453	43,468	38,674
Buses	3,914	5,260	4,187	4,506	3,687
Construction Equipment	7,778	10,301	9,362	10,976	9,473
Volvo Penta	2,333	2,428	2,723	2,841	2,385
Volvo Aero	1,997	2,110	2,163	1,899	1,910
Other	1,561	1,747	1,284	1,782	1,297
Net sales Volvo Group	52,532	65,287	60,172	65,472	57,426
Financial Services	1,876	1,956	2,099	2,099	2,634
Eliminations and other	485	443	464	423	419
Net sales total	54,893	67,686	62,735	67,994	60,479

Operating income
SEK M	3/2005	4/2005	1/2006	2/2006	3/2006
Trucks 1)	2,496	2,742	3,539	4,029	3,303
Buses	144	134	131	179	132
Construction Equipment	521	736	829	1,239	828
Volvo Penta	230	205	222	347	233
Volvo Aero	239	219	206	150	139
Financial Services	484	479	571	626	580
Other	(110)	(254)	(68)	(31)	(243)
Operating income (loss) 1)	4,004	4,261	5,430	6,539	4,972
Goodwill adjustment in segment Trucks	-	-	-	-	(1,712)
Operating income (loss)	4,004	4,261	5,430	6,539	3,260
1) Excluding adjustment of goodwill in the subsidiary Mack Trucks in the third quarter of 2006.

Operating margin
%	3/2005	4/2005	1/2006	2/2006	3/2006
Trucks 1)	7.1	6.3	8.7	9.3	8.5
Buses	3.7	2.5	3.1	4.0	3.6
Construction Equipment	6.7	7.1	8.9	11.3	8.7
Volvo Penta	9.9	8.4	8.2	12.2	9.8
Volvo Aero	12.0	10.4	9.5	7.9	7.3
Operating margin incl. Financial Services 1)	7.6	6.5	9.0	10.0	8.7
Operating margin incl. Financial Services	7.6	6.5	9.0	10.0	5.7
1) Excluding adjustment of goodwill in the subsidiary Mack Trucks in the third quarter of 2006.

Financial Information

In the comments on earnings on previous pages, Volvo Financial Services is reported in accordance with the equity method. From this page and forward, Volvo Financial Services is reported in accordance with the purchase method.

Consolidated income statements	Third quarter		First nine months
SEK M	2006	2005	2006	2005
Net sales	60,479	54,894	191,208	172,874
Cost of sales	(46,748)	(42,090)	(146,661)	(133,529)
Gross income	13,731	12,804	44,547	39,345
Research and development expenses	(1,989)	(1,791)	(5,974)	(5,585)
Selling expenses	(5,133)	(5,010)	(15,738)	(14,786)
Administrative expenses	(1,477)	(1,354)	(4,747)	(4,644)
Other operating income and expenses 1)	(1,859)	(609)	(3,021)	(439)
Income from investments in associated companies	(10)	(39)	34	(45)
Income from other investments	(3)	3	128	45
Operating income	3,260	4,004	15,229	13,891
Interest income and similar credits	149	112	472	540
Interest expenses and similar charges	(81)	(200)	(453)	(717)
Other financial income and expenses	(184)	99	(175)	158
Income after financial items	3,144	4,015	15,073	13,872
Taxes	795	(1,080)	(2,456)	(3,759)
Income for the period*	3,939	2,935	12,617	10,113
* Attributable to:
Equity holders of the parent company	3,925	2,927	12,571	10,073
Minority interests	14	8	46	40
	3,939	2,935	12,617	10,113
1) The third quarter of 2006 includes adjustment of goodwill in the subsidiary Mack Trucks of SEK 1,712 M.

Consolidated Balance Sheets	Sep 30	Dec 31
SEK M	2006	2005
Assets
Non-current assets
Intangible assets	19,151	20,421
Tangible assets	54,487	55,907
Financial assets	48,250	40,394
Total non-current assets	121,888	116,722

Current assets
Inventories	37,433	33,937
Short-term receivables	71,331	69,601
Marketable securities	18,520	28,834
Cash and bank accounts	9,122	8,113
Total current assets	136,406	140,485
Total assets	258,294	257,207

Shareholders' equity and liabilities
Shareholders' equity 1)	84,764	78,760
Non-current provisions 2)	19,118	21,263
Non-current liabilities	43,825	48,894
Current provisions	9,763	9,279
Current liabilities	100,824	99,011
Total shareholders' equity and liabilities	258,294	257,207
1) Of which, minority interests amounted to SEK 284 M (260). 2) Pension obligations and deferred taxes regarded as non-current provisions.

Cash-flow statement	First nine months
SEK billion	2006		2005
Operating activities
Operating income		15.2		13.9
Depreciation and amortization		9.3		7.2
Other non-cash items		0.5		0.1
Change in working capital		(9.6)		(13.3)
Financial items and income taxes		(3.0)		(1.3)
Cash flow from operating activities		12.4		6.6

Investing activities
Investments in fixed assets	(7.2)		(6.7)
Investment in leasing vehicles	(3.3)		(3.0)
Disposals of fixed assets and leasing vehicles	2.5		2.0
Investments in shares, net	(5.8)		0.2
Acquired and divested operations	0.4		0.3
Interest-bearing receivables incl. marketable securities	9.7	(3.7)	3.6	(3.6)
Cash flow after net investments		8.7		3.0

Financing activities
Change in loans, net	(0.6)		2.9
Dividend paid to AB Volvo shareholders	(6.8)		(5.1)
Repurchase of own shares	-		(1.8)
Other	0.0	(7.4)	0.0	(4.0)
Change in cash and cash equivalents		1.3		(1.0)
Translation difference on cash and cash equivalents		(0.3)		1.0
Change in cash and cash equivalents		1.0		0.0

Accounting principles

As of January 1, 2005 AB Volvo complies with International Financial Reporting Standards (IFRS), formerly IAS, as adopted by the European Union. The accounting principles, which have been applied in the preparation of this report, are described in Note 1 to the consolidated financial statements that are included in the Volvo Group’s 2005 Annual Report. This interim report has been prepared in accordance with IAS 1, Presentation of Financial Statements, in applicable parts, and IAS 34, Interim Financial Reporting.

New accounting principles in 2006

In addition to the information provided in Note 1 in the 2005 Annual Report regarding new accounting principles in 2006, Volvo applies the updated standard IAS 21, Effects of Changes in Foreign Exchange Rates, which does not have any significant effect on Volvo’s financial position. With regard to application of IFRIC 4, Determining whether an arrangement contains a lease, and the supplement to IAS 39, Financial Instruments: Recognition and Measurement, pertaining to financial guarantee contracts, the comparison year is restated. The effect on Volvo’s shareholders’ equity amounts to a negative SEK 7 M on the opening balance for 2005 and a positive SEK 1 M for the income for the 2005 period. The change in IAS 39, regarding the reporting of financial assets and liabilities to fair value, has not affected Volvo’s financial position or income.

Accounting for the acquisition of shares in Nissan Diesel

On March 21, AB Volvo acquired 40 million shares, corresponding to 13% of the shares, in the Japanese truck manufacturer Nissan Diesel from Nissan Motor, with an option on Nissan Motor’s remaining 6% within four years. Since the acquisition in March, the holding is reported as an associated company, since Volvo believes that substantial influence exists. Volvo reports its share in earnings of Nissan Diesel with a time-lag of one quarter. Executive Vice President of AB Volvo and Deputy CEO of the Volvo Group, Jorma Halonen, was appointed Vice Chairman of the Board of Directors of Nissan Diesel on June 28.

During the third quarter, AB Volvo exercised its option to purchase an additional 6% of the shares in Nissan Diesel from Nissan Motor for approximately SEK 500 M. AB Volvo now owns a total of 19% of the shares in the Japanese truck manufacturer. In addition, AB Volvo has acquired all 57.5 million preference shares in Nissan Diesel from Nissan Motor and Japanese banks for a total of SEK 3.5 billion. The purchase price for the preference shares has been added to the earlier acquired 13% and the now acquired 6% and is thus reported as investments in associated companies. The preference shares that Volvo has acquired may during the period 2008-2014 be converted to shares in installments. It is the intention of Volvo to convert the preference shares. After full conversion, the preference shares will represent 165.1 million shares that combined with the current holding of 19% will correspond to 46.5% of the votes and capital in Nissan Diesel. Already on April 1, 2008, Volvo’s ownership may amount to 41.9%. The purchase of preference shares and their conversion will not require AB Volvo to make a compulsory offer for the remaining shares. Volvo’s total purchase consideration for 46.5% of the shares and votes in Nissan Diesel amounts to approximately SEK 5.5 billion.

Reversal of reserve for deferred tax receivables

During the third quarter, AB Volvo decided to reverse a valuation reserve for deferred tax receivables in the Mack Trucks subsidiary. The decision is based on the fact that Volvo assesses that the company has a long-term higher profitability. Reporting of the deferred tax receivables reduces tax expenses in the income statement in the third quarter by SEK 2,048 M. In accordance with prevailing accounting rules, Volvo is adjusting goodwill by SEK 1,712 M, which will affect operating income adversely. The combined earnings effect for the third quarter will be a positive SEK 336 M.

Most of the valuation reserve for deferred tax receivables that is reported in Mack Trucks is attributable to the time of the acquisition of Renault Trucks and Mack Trucks. In accordance with IFRS, a reversal of valuation reserves attributable to acquisitions is adjusted against the earlier reported goodwill. In an acquisition, the acquired company’s assets and liabilities are valued at fair value. In the case that the purchase consideration exceeds the revalued net assets, goodwill is reported. Normally, a so-called acquisition balance sheet is preliminary for 12 months during which period it may be changed in the case that another assessment is made in the net value of the assets. If a change occurs, a corresponding adjustment is made in goodwill. Changed assessments arising later are adjusted in the income statement but do not affect the goodwill value. An exception to this main rule is the case that a valuation reserve has been reported for deferred tax receivables. If such a valuation reserve is reversed at a later date, regardless of when in time, such a reversal shall be reported as if the deferred tax receivables value was reported at the time of the acquisition and that this value was included in the acquired company’s net assets. Consequently, this affects the original goodwill calculation. This means that in the item Other operating income and expenses, Volvo is reporting an expense in the truck operations for the third quarter for adjustment of goodwill of SEK 1,712 M. The Volvo Group’s earnings for the period were affected positively by SEK 336 M.

Return on operating capital

Volvo reports return on operating capital in this interim report. Operating capital is defined as operating assets excluding Financial Services less operating liabilities excluding Financial Services. The Group’s rolling 12-month operating income less the operating income in the Financial Services segment is shown in relation to a quarterly weighted average of operating capital. For further information, see Note 7 to the consolidated financial statements that are included in the Volvo Group’s 2005 annual report.

Göteborg, October 24, 2006
AB Volvo (publ)

Leif Johansson
President and CEO

This report has not been reviewed by AB Volvo’s auditors.

Annual General Meeting

AB Volvo’s Annual General Meeting will be held on April 4, 2007 in Göteborg.

Report on operations 2006

AB Volvo’s report on operations 2006 will be published on Friday, February 2, 2007, and will be available at www.volvo.com.

Further publication dates

Annual Report 2006	Mar-07
Report on the first three months 2007	25-Apr-07
Report on the first six months 2007	25-Jul-07
Report on the first nine months 2007	24-Oct-07

This report contains forward-looking statements that reflect management’s current views with respect to certain future events and potential financial performance. Although the Company believes that the expectations reflected in such forward looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward looking statements as a result of, among other factors, (i) changes in economic, market and competitive conditions, (ii) success of business and operating initiatives, (iii) changes in the regulatory environment and other government actions, (iv) fluctuations in exchange rates and (v) business risk management.

This report does not imply that the company has undertaken to revise these forward-looking statements, beyond what is required under the company’s registration contract with the Stockholm Stock Exchange if and when circumstances arise that will lead to changes compared to the date when these statements were provided.

Deliveries

	Third quarter			First nine months
	2006	2005	Change	2006	2005	Change
Trucks
Europe	23,316	19,923	17%	84,059	73,799	14%
Western Europe	19,709	17,337	14%	72,134	65,398	10%
Eastern Europe	3,607	2,586	39%	11,925	8,401	42%
North America	17,248	15,821	9%	52,827	48,265	9%
South America	3,295	2,899	14%	8,783	8,365	5%
Asia	2,431	4,556	(47%)	8,227	19,079	(57%)
Middle East	1,443	3,805	(62%)	5,157	16,313	(68%)
Other Asia	988	751	32%	3,070	2,766	11%
Other markets	2,304	1,867	23%	7,246	6,318	15%
Total	48,594	45,066	8%	161,142	155,826	3%

Mack Trucks
Europe	-	1	-	-	1	-
Western Europe	-	1	-	-	1	-
Eastern Europe	-	-	-	-		-
North America	7,334	8,020	(9%)	24,754	24,405	1%
South America	752	775	(3%)	2,143	1,649	30%
Asia	6	19	(68%)	73	120	(39%)
Middle East	6	19	(68%)	-	118	(100%)
Other Asia	-	-	-	73	2	3550%
Other markets	382	351	9%	987	916	8%
Total	8,474	9,166	(8%)	27,957	27,091	3%

Renault Trucks
Europe	13,362	11,826	13%	49,367	43,290	14%
Western Europe	11,772	10,817	9%	44,230	39,595	12%
Eastern Europe	1 590	1,009	58%	5,137	3,695	39%
North America	236	151	56%	588	331	78%
South America	298	285	5%	929	686	35%
Asia	1,016	1,509	(33%)	3,068	5,416	(43%)
Middle East	910	1,430	(36%)	2,764	5,169	(47%)
Other Asia	106	79	34%	304	247	23%
Other markets	1,136	711	60%	3,755	3,020	24%
Total	16,048	14,482	11%	57,707	52,743	9%

Volvo Trucks
Europe	9,954	8,096	23%	34,692	30,508	14%
Western Europe	7,937	6,519	22%	27,904	25,802	8%
Eastern Europe	2,017	1,577	28%	6,788	4,706	44%
North America	9,678	7,650	27%	27,485	23,529	17%
South America	2,245	1,839	22%	5,711	6,030	(5%)
Asia	1,409	3,028	(53%)	5,086	13,543	(62%)
Middle East	527	2,356	(78%)	2,393	11,026	(78%)
Other Asia	882	672	31%	2,693	2,517	7%
Other markets	786	805	(2%)	2,504	2,382	5%
Total	24,072	21,418	12%	75,478	75,992	(1%)

Buses
Europe	724	789	(8%)	2,537	2,797	(9%)
Western Europe	503	738	(32%)	2,151	2,563	(16%)
Eastern Europe	221	51	333%	386	234	65%
North America	309	344	(10%)	1,215	1,087	12%
South America	382	408	(6%)	946	1,289	(27%)
Asia	641	694	(8%)	2,823	1,712	65%
Other markets	127	123	3%	375	446	(16%)
Total	2,183	2,358	(7%)	7,896	7,331	8%